Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Vaccitech Australia Pty Limited	Australia

Vaccitech Oncology Limited	England and Wales
Vaccitech (UK) Limited (formerly Vaccitech Limited)	England and Wales
Vaccitech North America Inc.	Delaware
Vaccitech Italia S.R.L.	Italy